Innovation for patient care

RECEIVED

2007 FEB 13 P 12:12

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

07021015

6 February 2007

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED

FEB 16 2007

THOMSON FINANCIAL

Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN

Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

Société Anonyme au capital de 84 024 683 € - 419 838 529 R.C.S. Paris - Code Ape 741 J - TVA FR 87 419 838 529

IPSEN
Innovation for patient care

Press release

FDA accepts for filing a New Drug Application (NDA) for Somatuline® Autogel®

Somatuline® Autogel® now available in Canada

Paris (France), 15 January 2007 - Ipsen (Euronext: FR0010259150; IPN) today announced the Food and Drug Administration (FDA) has accepted the filing of its NDA for Somatuline® Autogel® (60, 90, 120 mg) in the United States as 28-day sustained-release formulation to treat patients with acromegaly. This acceptance signifies the start of the review process of the NDA with a "prescription drug user fee act" goal date set for 30 August 2007. Subject to the approval of the drug by the FDA, Ipsen's partner Tercica will market Somatuline® Autogel® in the United States.

Somatuline® Autogel® has already received a marketing approval in Canada on 17 July 2006, and is currently being launched by Tercica under its distribution licence agreement with Ipsen, holder of the product's rights.

About Somatuline® Autogel®
Somatuline® Autogel® is an injectable sustained-release formulation containing lanreotide, a somatostatin analogue. Somatuline® was initially developed and continues to be used in the treatment of acromegaly (a disorder caused by the over-production of growth hormone secondary to a benign tumour of the anterior pituitary gland) and is also approved, outside of North America, for the treatment of symptoms associated with neuroendocrine tumours (particularly of carcinoid type). Somatuline® Autogel® formulation does not contain any excipient other than water and releases lanreotide over a period of at least 28 days. The product is conditioned in a pre-filled syringe for convenient administration. In acromegaly, Somatuline® is used primarily when circulating levels of growth hormone remain elevated following surgery or radiotherapy, and lowers growth hormone and IGF-1 levels, thus controlling disease progression and relieving the symptoms associated with active acromegaly.

At 31 December 2005, Somatuline® and Somatuline® Autogel® had marketing authorisations in over 50 countries (including 26 in Europe) for the treatment of acromegaly and neuroendocrine tumors and in six countries (including 2 in Europe) for the treatment of acromegaly alone.

According to epidemiology data (source: Alexander L, Clin Endocrinol 12:71-79, 1980 & Bengtsson BA, Acta Med Scan 223:327-335, 1988), acromegaly affects approximately 15,000 people in the United States and Canada and is most commonly found in middle-aged adults. Studies estimate an all-cause mortality rate associated with acromegaly of at least twice the normal population, and a reduction in life expectancy of 5 to 10 years.

Ipsen
Innovation for patient care

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached EUR 169 million, i.e. 20.9% of consolidated sales, which amounted to EUR 807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.Ipsen.com

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

About Tercica
Tercica is a biopharmaceutical company committed to improving endocrine health by partnering with the endocrine community to develop and commercialize new therapeutics for short stature and other metabolic disorders. For further information on Tercica, please visit www.tercica.com.

For further information:
Didier Véron, Public Affairs and Corporate Communications, Director
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

IPSEN Innovation for patient care

Press release

Ipsen strikes alliance with the Erasmus University Medical Centre Rotterdam

Paris (France), 24 January 2007 - Ipsen (Euronext: FR0010259150; IPN) today announced it acquired an international patent application filed on 13th April 2006 owned by Erasmus University Medical Center Rotterdam (Erasmus MC), the Netherlands, for the co-administration of a somatostatin analogue with a growth hormone antagonist for the treatment of acromegaly. The application is based on clinical findings by Professor van der Lely, Head of Endocrinology in the Department of Internal Medicine at Erasmus MC. Preliminary clinical data[1] suggest that the combined treatment of acromegaly with monthly long-acting somatostatin analogue(s) and weekly subcutaneous pegvisomant administrations is effective, might increase compliance and could greatly reduce the costs of medical treatment in some patients.

Under the terms of the agreement, Ipsen will pay Erasmus MC an upfront payment of €1.25 million and up to €8.75 million in additional milestone payments if certain conditions are met, including milestone payments notably upon patent issue and market approvals of the product for the corresponding indication.

"The alliance with Erasmus MC illustrates our strong partnership policy with world leading universities in the field of life sciences. This partnership allows Ipsen to further strengthen its position in endocrinology, and illustrate our commitment to offer state of the art treatment to acromegalic patients and to provide endocrinologists with optimal therapeutic choices" said Jacques-Pierre Moreau, Executive Vice-President, Chief Scientific Officer of Ipsen.

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached EUR 169 million, i.e. 20.9% of consolidated sales, which amounted to EUR 807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.Ipsen.com

About Erasmus MC – University Medical Center Rotterdam
The Faculty of Medicine and Health Sciences of Erasmus University Rotterdam and the University Hospital Rotterdam have joined forces to form Erasmus MC.
The largest centre of its kind in the Netherlands, Erasmus MC provides advanced medical care to 3 million people living in the southwestern part of the Netherlands. Care is organized in three clinical branches: the

[1] The Lancet, 7 May 2005 ; 365 (9471): 1644-1646

General Hospital; the Sophia Children's Hospital; and the Daniel den Hoed Oncology Center. Erasmus MC has achieved excellence in many areas, including cardiovascular diseases, oncology, paediatrics, cell biology & genetics, clinical genetics, human reproduction, endocrinology, microbiology, virology, immunology, hepatology and (micro-) surgery. Erasmus MC is among the top research institutes in the Netherlands and participates in several nationally and internationally recognized research schools. Research activities range from fundamental biomedical research, patient-related research and epidemiology to public health, health care policy and management. Erasmus MC offers basic medical education, followed by specialization tracks to become a general practitioner or a medical specialist. In addition, Erasmus MC offers Master of Science programs, postgraduate courses and researcher training courses.

The Erasmus MC employs over 10.000 people and is located at the North bank of the Maasriver in Rotterdam.

www.erasmusmc.nl

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

Paris, January 26, 2007

Dear Shareholders, Investors and Analysts,

Please find below our corporate agenda for 2007:

1st February 2007	2006 - full year sales
19 March 2007	2006 - results
3 May 2007	Sales - 1st quarter 2007
6 June 2007	General shareholders' meeting
7 June 2007	Payment of 2006 dividend
1st August 2007	Sales - 1st half of 2007
29 August 2007	Results - 1st half of 2007
6 November 2007	Sales first 9 months of 2007

Best regards;

David Schilansky
Investor Relations Officer
+33 (0)1 44 30 43 88
david.schilansky@ipsen.com

Press release

Agreement between Ipsen and MSD for the co-marketing in France of Adrovance™ for the treatment of postmenopausal osteoporosis

Paris (France), 30 January 2007 - Ipsen (Euronext: FR0010259150; IPN) and MSD today announced the signing of a co-marketing agreement under which MSD will grant Ipsen the marketing rights in France for Adrovance™, a fixed combination of alendronate sodium and cholecalciferol (vitamin D3), indicated for the treatment of postmenopausal osteoporosis in patients at risk of vitamin D deficiency.
Adrovance™ reduces the risk of vertebral and hip fractures. MSD currently markets this product under the brand name Fosavance®.

Under the terms of the agreement, Ipsen will source the product from MSD, market and sell it under the brand name Adrovance™ in France.

Christophe Jean, Executive Vice President, Chief Operations Officer of Ipsen said: "*The addition of Adrovance™, a new product for the treatment of osteoporosis, to Ipsen's portfolio of products represents another step forward in the execution of our strategy to optimize our primary care activity in France. We will thus be able to further increase the productivity of our sales force*".
Christophe Jean added: "*We are pleased to collaborate with a world leader like MSD. Our common commitment, alongside physicians treating this disease, will allow us, through this partnership, to meet a real public health concern*".

Michel Vounatsos, Vice President MSD Europe and Managing Director MSD France said: "*Major health issue recognized by our Health Authorities, osteoporosis is one of the key targets of the Public Health legislation. Working with authorities, physicians, pharmacists and patients, MSD France reinforces its commitment to tackle this serious disease with very severe morbimortality consequences. In this context, we are very proud to announce our partnership with Ipsen, a very dynamic and professional French based company*".

About osteoporosis
Osteoporosis is a diffuse disease of the skeleton, whose main characteristic is low bone mass and deterioration of bone tissue. Resulting bone fragility increases susceptibility to fractures.

Osteoporosis is a severe pathology because of its subsequent fractures, which may induce pain, impotence, loss of autonomy and overmortality (fractured neck of femur). Besides, the frequency of this pathology is high and proportional to age, and is thus growing as the French population is ageing. The already noticeable impact of osteoporosis on the healthcare system is therefore increasing. Moreover, direct medical costs related to osteoporosis were assessed at 800 million euros in 1999.

Osteoporosis is recognised as a Public Health concern: one of the 100 objectives set by the law voted on August 9, 2004 is "the 10% reduction of the incidence of fractures of the upper end of the femur by 2008."

About Adrovance™
Adrovance™ is a fixed combination of alendronate sodium (biphosphonate) and cholecalciferol (vitamin D3 – 2800 UI) as a weekly treatment regimen.

Alendronate sodium inhibits osteoclats, cells which are responsible for bone resorption.

Vitamin D's main function is to increase intestinal absorption of both calcium and phosphate as well as to regulate serum calcium, renal calcium and phosphate excretion, bone formation and bone resorption.

This medicine is currently in the final stage of registration in the European Union and in France in the following indication: treatment of postmenopausal osteoporosis in women at risk of vitamin D deficiency; Adrovance™ reduces the risk of vertebral and hip fractures.

The combination of alendronate sodium / colecalciferol has been reimbursed in France since October, 2006 in the treatment of postmenopausal osteoporosis to reduce the risk of vertebral and hip fractures:

- in patients with a fracture due to bone fragility
- without fracture, in women suffering from a significant reduction of bone density (T score < -3) or with a T score ≤ -2.5 combined with other risk factors for fracture, especially an age > 60, a previous or current systemic corticotherapy with a posology ≥ 7.5 mg/day of prednisone equivalent, a body mass index < 19 kg/m², a history of fracture of the neck of femur in a first degree parent (mother), a precocious menopause (before 40)

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by EuronextTM (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

About MSD (Merck Sharp & Dohme)
MSD is a global research-driven pharmaceutical company dedicated to putting patients first. MSD discovers, develops, manufactures and markets vaccines and medicines in more than 20 therapeutic areas (cardiology, rheumatology, pneumology, infectiology, oncology, ophthalmology, urology, dermatology...). In 2005, MSD invested more than 3.8 billion $ for Research and Development. MSD has

la médecine fondée sur les preuves.

a 61 500 worldwide staff, including 7 800 dedicated to research. In France, MSD has a strong presence, especially in research and manufacturing, with 2 500 employees.
MSD has established a partnering strategy and concluded important agreements with companies.
MSD devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate MSD medicines but help deliver them to the people who need them.
For more information : visit our international site : www.merck.com and our MSD France site : www.msd-france.com

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:
Ipsen
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

MSD
Muriel Haïm, Director, Economic Affairs and Communications
Tel : +33 (0)6 77 10 35 69 – Fax + 33 (0)1 47 54 03 76
E-mail : muriel_haim@merck.com

IPSEN
Innovation for patient care

Press release

Ipsen's Full Year 2006 Sales

- **Solid growth of drug sales : +7.6%**
- **Strong and continued dynamics in strategic targeted therapeutic areas: +13.4%**
- **Strong growth outside the five Major Western European Countries: +19.3%**
- **Group sales growth of +6.8% for the full year 2006, in line with objectives**

Paris, 1 February 2007 - Ipsen (Euronext: IPN) reported today its sales for the full year 2006.

Unaudited IFRS Consolidated sales [1]

(in million euros)	***2006***	***2005***	***% change***
Total Drug Sales	**834.6**	**775.9**	**+7.6%**
of which:			
Targeted Therapeutic Areas	443.8	391.2	*+13.4%*
Primary care	386.6	377.7	*+2.4%*
Drug-related Sales [2]	**27.1**	**31.2**	**(13.3)%**
Group Sales	**861.7**	**807.1**	**+6.8%**

Full year 2006 sales highlight

For the full year 2006, Group sales reached €861.7 million, up 6.8% year-on-year (full year 2005, €807.1 million) driven by strong growth of the specialist care products in Ipsen's **Targeted Therapeutic Areas** (oncology, endocrinology, neuromuscular disorders), with sales up 13.4% year-on-year, further accelerating growth compared to last year's performance of +10.4%. This performance was driven notably by the endocrinology franchise, with sales up 23.2% year-on-year and by the neuromuscular disorders franchise, with sales up 22.5% year-on-year. All **Primary Care** products showed solid growth, except Ginkor Fort® which continued to suffer from cost-containment measures enforced in February 2006[3] by the French Government. The other primary care products grew by 9.0% year-on-year, driven notably by the good performance of the gastroenterology franchise in Asia and Eastern Europe, continued growth of Tanakan® particularly in Russia and selected Eastern Europe countries, and continued strong performance of Nisis® and Nisisco® in France. **Overall, drug sales posted a solid 7.6% growth year-on-year**, while drug related activities decreased 13.3% year-on year, due mostly to lower sales of active ingredients, mainly the Ginkgo biloba extract (EGb 761®) and to lower sales from Linnea, a non-strategic botanical extract manufacturing and trading activity.

Sales in **Major Western European countries** reached €551.7 million, a slight 0.8% increase over last-year. The performance in these countries has been negatively impacted by price cuts and the Ginkor Fort® volume decrease that resulted from the French government's decision to reduce its reimbursement rate, nearly offsetting a solid underlying volume growth in the rest of the product portfolio. In **Other European countries**, sales reached €184.8 million, up 18.5% in 2006, while in the **Rest of the World**, sales amounted to €125.2 million, up 20.5% compared with 2005. In these last two

[1] The figures for 2005 are stated on a pro forma basis. The pro forma consolidated statements present the Group's activity as if the legal reorganisation of the Group completed in June 2005 had taken place on 1 January 2002.

[2] Sales of active ingredients and raw materials.

[3] In France;, reduction of its reimbursement rate from 35% to 15% as well as a 15% price reduction on the entire veinotonic class drugs.

areas, growth was driven by endocrinology products and by Dysport®. Overall, sales outside the Major Western European Countries grew by 19.3% year-on-year.

Commenting on the performance in 2006, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen**, stated: *"We are pleased to report a 7.6% increase in our drug sales despite the challenging environment for our industry. In this context, Ipsen's top line growth reached 6.8%, in line with the objectives we set for the Group one year ago. This sound performance illustrates the quality of Ipsen's portfolio of molecules and of its international footprint and market coverage. On this basis, we confirm our 6.5% to 7.5% sales growth objective in 2007 before the impact of a future price reduction in France of Tanakan® following the statements made by the French Health Ministry on October 25, 2006 about the class of vasodilatators."* Jean-Luc Bélingard added: *"The international performance of our specialist care franchise (oncology, endocrinology and neuromuscular disorders) in 2006 further validates our strategic focus and is a strong foundation for the company's future growth. We are also pleased with the resilience our primary care products have shown in a very difficult environment. Since its listing a year ago, the Company has delivered on all its strategic and financial objectives. In 2007, Ipsen will continue its efforts to rigorously execute its strategy to grow its top line and profits in its specialist care business by providing innovative drug therapy, to optimize its returns in its primary care activity through selected product life cycle management and focused investments and to globalise through active geographical expansion policy."*

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4 000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's Internet website is www.ipsen.com.

For further information:

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Comparison of consolidated sales in the fourth quarters and full years 2006 and 2005

Unaudited IFRS Consolidated Sales[4]	4th quarter			12 months		
(in thousand euros)	*2006*	*2005*	*%*	*2006*	*2005*	*%*
Total Drug Sales	**204,143**	**193,888**	***+5.3%***	**834,583**	**775,877**	***+7.6%***
of which:						
Targeted Therapeutic Areas	107,242	98,287	*+9.1%*	443,806	391,202	*+13.4%*
Primary care	95,596	93,986	*+1.7%*	386,580	377,654	*+2.4%*
Drug-related Sales[5]	**6,349**	**6,336**	***+0.2%***	**27,093**	**31,237**	***(13.3)%***
Group Sales	**210,492**	**200,224**	***+5.1%***	**861,676**	**807,114**	***+6.8%***

Note: Since the Group sold its primary care business in Spain (except Tanakene®) in October 2005, the Group is presenting this business as a "discontinued operation" retroactively from 1 January 2005 in its consolidated financial statements. Accordingly, the consolidated sales figures for the fourth quarter and full year 2005 do not include sales for this activity.

Fourth quarter of 2006 sales highlights

For the fourth quarter of 2006, Group sales reached €210.5 million, up 5.1% year-on-year (fourth quarter 2005, €200.2 million) driven by Targeted Therapeutic Areas growing 9.1% year on year, led by endocrinology sales which grew 19.9% year-on-year. Primary care products grew by 1.7% year-on-year, driven notably by a good performance in Asia, Central and Eastern Europe and Latin America, despite a slowdown in Major Western European countries. Sales of Ginkor Fort® continued to suffer from French Government measures enforced in February 2006 (reduction of its reimbursement rate from 35% to 15% as well as a 15% price reduction on the entire veinotonic class of drugs).

Excluding Ginkor Fort®, Group sales rose 8.4% year-on-year in the fourth quarter of 2006.

2006 sales highlights

For the full year 2006, consolidated Group sales reached €861.7 million, up 6.8% year-on-year (6.7% excluding foreign exchange impacts). Drug sales posted a solid 7.6% growth year-on-year, driven by Targeted Therapeutic Areas which grew by 13.4%, further accelerating growth year on year, while primary care drug sales only grew by 2.4% in the same period, being negatively affected by slow sales of Ginkor Fort® in France. This solid growth in drug sales was hampered by slow sales of drug-related activities (active ingredients and raw materials) which decreased by 13.3% year-on year, due to lower sales of active ingredients, mainly the Gingko biloba extract (EGb 761®) and to lower sales from Linnea, a non-strategic botanical extract manufacturing and trading activity.

For the full year 2006, volumes grew by 9.1%, with price decreases negatively impacting Ipsen's consolidated sales growth by 2.4 points, representing €19.4 million.

Excluding Ginkor Fort®, Group sales rose 9.9% year-on-year in 2006.

4 The figures for 2005 are stated on a pro forma basis. The pro forma consolidated statements present the Group's activity as if the legal reorganisation of the Group completed in June 2005 had taken place on 1 January 2002.
5 Active ingredients and raw materials

Sales by therapeutic areas

The following table shows sales by therapeutic areas for the fourth quarters and full years 2006 and 2005:

	4th quarter			12 months		
(in thousand euros)	*2006*	*2005*	*%*	*2006*	*2005*	*%*
Products in targeted therapeutic areas						
- Oncology	53,544	51,341	*4.3%*	222,039	210,728	*5.4%*
- Endocrinology	27,331	22,795	*19.9%*	108,448	87,996	*23.2%*
- Neuromuscular disorders	26,367	24,151	*9.2%*	113,319	92,478	*22.5%*
Sub-total	**107,242**	**98,287**	***9.1%***	**443,806**	**391,202**	***13.4%***
Primary care products						
- Gastroenterology	39,075	35,533	*10.0%*	157,430	141,075	*11.6%*
- Cognitive disorders	34,162	30,015	*13.8%*	129,882	120,960	*7.4%*
- Cardiovascular	22,359	28,438	*(21.4)%*	99,268	115,619	*(14.1)%*
Sub-total	**95,596**	**93,986**	***1.7%***	**386,580**	**377,654**	***2.4%***
Other therapeutic areas						
- Other drugs	1,305	1,615	*(19.2)%*	4,197	7,021	*(40.2)%*
Sub-total	**1,305**	**1,615**	***(19.2)%***	**4,197**	**7,021**	***(40.2)%***
Total drug sales	**204,143**	**193,888**	***5.3%***	**834,583**	**775,877**	***7.6%***
Drug related sales	**6,349**	**6,336**	***0.2%***	**27,093**	**31,237**	***(13.3)%***
Group Sales	**210,492**	**200,224**	***5.1%***	**861,676**	**807,114**	***6.8%***

For the full year 2006, drug sales reached €834.6 million, representing 96.9% of the Group's consolidated sales (96.1% in 2005), up 7.6% year-on-year (or 7.5% excluding foreign exchange impacts). Drug-related sales amounted to €27.1 million in 2006, down 13.3% year-on-year (12.8% excluding foreign exchange impacts).

<u>Products in targeted therapeutic areas</u>

For the fourth quarter of 2006, sales of products in the Group's targeted therapeutic areas reached €107.2 million, up 9.1% year-on-year (fourth quarter 2005, €98.3 million).

For the full year 2006, sales of products in the Group's targeted therapeutic areas reached €443.8 million, up 13.4% year-on-year (€391.2 million in 2005), representing 51.5% of the Group's consolidated sales, against 48.5% a year earlier.

- **In oncology,** sales reached €222.0 million, up 5.4% year-on-year (€210.7 million for 2005) despite negative administrative measures impacting Decapeptyl® prices mainly in Italy, Poland and Belgium. Volume growth year-on-year reached 8.6%.

- **In endocrinology,** sales reached €108.4 million, up 23.2% year-on-year (€88.0 million for 2005). This performance was driven by sales of Somatuline®, up 12.8% year-on-year, and the successful performance of NutropinAq® in several markets three years after its first launch, with sales totalling 13.6% of endocrinology sales at the end of December 2006 against 6.5% a year earlier.

- **In neuromuscular disorders,** sales reached €113.3 million in 2006, up 22.5% year-on-year (€92.5 million for 2005) driven by Dysport® sales in the United Kingdom, Eastern and Central Europe, South Korea and Latin America.

Primary care products

For the fourth quarter of 2006, sales of primary care products reached €95.6 million, up 1.7% year-on-year (fourth quarter 2005, €94.0 million).

For the full year 2006, sales of primary care products reached €386.6 million, up 2.4% year-on-year (€377.7 million in 2005), impacted by the poor performance of the sales of Ginkor Fort® in France. Excluding Ginkor Fort®, sales of primary care products reached €344.9 million, up 9.0% year-on-year (€316.5 million in 2005). This growth was fuelled mainly by strong performance of Nisis®/Nisisco® in France, and of Tanakan® and gastro-enterology products in China and in Eastern and Central Europe.

- **In gastroenterology,** sales reached €157.4 million, up 11.6% year-on-year (€141.1 million in 2005), driven by sales of Smecta® in France, China, Vietnam, Eastern and Central Europe, by sales of Forlax® in Italy, France and China, and by sales of Fortrans® in Poland and Russia.

- **In the cognitive disorders area,** sales reached €129.9 million, up 7.4% year-on-year (€121.0 million in 2005), sustained by sales growth of Tanakan®.

- **In the cardiovascular area,** sales amounted to €99.3 million, down 14.1% year-on-year (€115.6 million in 2005), mainly due to the poor performance of Ginkor Fort® sales in France. Sales of this product suffered from the 15% price cut enforced on 1 February 2006 by the French Government, as well as from a volume decrease linked to the reduction of its reimbursement rate by the French Social Security to 15% from 35%, and the decision by some of the private insurance companies not to continue reimbursement of Ginkor Fort®. Sales in the cardiovascular area were also affected in 2006 by the impact of the first year of the licence agreement signed with Recordati in 2005, under which the Group granted the distribution of Tenstaten® to Recordati while continuing to supply the product. Higher volumes sold following the start of distribution by Recordati partly offset the price decrease of Tenstaten®, thus limiting the overall negative impact on sales to €5.5 million year-on-year, despite a corresponding negative price impact of €9.0 million. Nisis® and Nisisco®, with a 22.0% sales growth year-on-year, continued to show strong performance.

Other therapeutic areas

For the full year 2006, other therapeutic areas generated sales of €4.2 million, down 40.2% year-on-year (€7.0 million in 2005), due to the decision of the Group to withdraw from market some non-strategic products in Eastern Europe.

Drug-related activities

For the full year 2006, drug-related sales (active ingredients and raw materials) were down 13.3% to €27.1 million, due to lower sales of active ingredients, mainly the Ginkgo biloba extract (EGb 761®). This activity accounted for 3.1% of the Group's total sales, against 3.9% a year earlier.

Sales by product

Group sales by product for the fourth quarters and full years 2006 and 2005 were as follows:

(in thousand euros)	4th quarter			12 months		
	2006	*2005*	*%*	*2006*	*2005*	*%*
- Décapeptyl® (1)	53,521	51,305	*4.3%*	221,925	210,606	*5.4%*
- Tanakan®	34,162	30,015	*13.8%*	129,882	120,960	*7.4%*
- Dysport® (1)	26,367	24,151	*9.2%*	113,319	92,478	*22.5%*
- Somatuline® (1)	22,423	20,420	*9.8%*	92,222	81,751	*12.8%*
- Smecta®	19,054	16,244	*17.3%*	80,341	67,465	*19.1%*
- Ginkor Fort®	8,809	14,226	*(38.1)%*	41,700	61,162	*(31.8)%*
- Forlax®	11,975	11,183	*7.1%*	46,303	42,771	*8.3%*
- Nisis et Nisisco®	12,030	11,005	*9.3%*	50,661	41,525	*22.0%*
- NutropinAq® (1)	4,428	2,134	*107.5%*	14,728	5,740	*156.6%*
- Other products	11,375	13,207	*(13.9)%*	43,502	51,419	*(15.4)%*
Total drug sales	**204,143**	**193,888**	***5.3%***	**834,583**	**775,877**	***7.6%***
Drug related sales	6,349	6,336	*0.2%*	27,093	31,237	*(13.3)%*
Group Sales	**210,492**	**200,224**	***5.1%***	**861,676**	**807,114**	***6.8%***

(1) Peptide- or protein-based products

- **Decapeptyl®** -- For the fourth quarter of 2006, Decapeptyl® sales reached €53.5 million, up 4.3% year-on-year (fourth quarter 2005, €51.3 million). For the full year 2006, sales of Decapeptyl® reached €221.9 million, up 5.4% year-on-year (€210.6 million in 2005). Negative price movements reduced sales by 3.2 points but were more than offset by strong volume growth in Germany, the United Kingdom, Ireland, Greece and China as well as in Eastern and Central Europe.

- **Tanakan®** -- For the fourth quarter of 2006, Tanakan® sales reached €34.2 million, up 13.8% year-on-year (fourth quarter 2005, €30.0 million). For the full year 2006, sales of Tanakan® reached €129.9 million, up 7.4% year-on-year (€121.0 million in 2005), notably driven by sales in China and in Central and Eastern Europe. France accounted for 70.8% of total Tanakan® sales in 2006 compared with 73.2% a year earlier.

- **Dysport®** -- For the fourth quarter of 2006, Dysport® sales reached €26.4 million, up 9.2% year-on-year (fourth quarter 2005, €24.2 million) reflecting a more normalised level of sales after three strong quarters. For the full year 2006, sales reached €113.3 million, up 22.5% year-on-year (€92.5 million in 2005). This growth was especially fuelled by double digit growth in Latin America, Central and Eastern Europe, South Korea, the United Kingdom and in most other markets.

- **Somatuline®** -- For the fourth quarter of 2006, Somatuline® sales reached €22.4 million, up 9.8% year-on-year (fourth quarter 2005, €20.4 million). For the full year 2006, sales of Somatuline® reached €92.2 million, up 12.8% year-on-year (€81.8 million in 2005), driven mainly by France, Spain, Germany, Scandinavia and Central and Eastern Europe.

- **Smecta®** -- For the fourth quarter of 2006, Smecta® sales reached €19.1 million, up 17.3 % year-on-year (fourth quarter 2005, €16.2 million). For the full year 2006, sales of Smecta® reached €80.3 million, up 19.1% year-on-year, or 18.7% excluding foreign exchange impacts (€67.5 million in 2005), due to strong growth in France, China and Central and Eastern Europe.

- **Ginkor Fort®** -- For the fourth quarter of 2006, Ginkor Fort® sales amounted to €8.8 million, down 38.1% year-on-year (fourth quarter 2005, €14.2 million). For the full year 2006, sales of Ginkor Fort® - mainly in France - stood at €41.7 million, down 31.8% year-on-year (€61.2 million in 2005). As explained above, the product suffered from the decision taken by the French Government to reduce both its price and its reimbursement rate by the French Social Security on 1 February 2006.

- **Forlax®** -- For the fourth quarter of 2006, Forlax® sales reached €12.0 million, up 7.1% year-on-year (fourth quarter 2005, €11.2 million). For the full year 2006, sales of Forlax® amounted to €46.3 million, up 8.3% year-on-year (€42.8 million in 2005) supported by solid growth in China, France and Italy.

- **Nisis® and Nisisco®** -- For the fourth quarter of 2006, Nisis® and Nisisco® sales reached €12.0 million, up 9.3% year-on-year (fourth quarter 2005, €11.0 million). For the full year 2006, sales of Nisis® and Nisisco® amounted to €50.7 million, up 22.0% year-on-year (€41.5 million in 2005). Nisis® and Nisisco® performed well above the market despite high competitive pressure.

- **NutropinAq®** -- For the fourth quarter of 2006, NutropinAq® sales reached €4.4 million, more than doubling year-on-year (fourth quarter 2005, €2.1 million). For the full year 2006, sales of NutropinAq® reached €14.7 million (€5.7 million in 2005). As expected, this product is highly contributing to the Group's growth in its third year of commercialisation.

- **Testim®** -- After launches in Germany, the United Kingdom, Benelux, Scandinavia and Spain in 2005 and in Portugal, Italy and Greece in 2006, sales of Testim® remain below Group expectations, with slower overall market growth and lower than expected market penetration of gels in the territories where it is marketed. Furthermore, difficulties in obtaining reimbursement status in certain major European countries, such as Italy, have impacted sales development.

- With sales of **Decapeptyl®**, **Dysport®**, **Somatuline®** and **NutropinAq®**, Ipsen's peptide- or protein-based products sales reached €442.2 million in 2006, representing 51.3% of Group consolidated sales, up 13.2% year-on-year (in 2005, sales stood at €390.6 million, representing 48.4% of the Group's consolidated sales).

Sales by geographical region

Group sales by geographical region for the fourth quarters and full years 2006 and 2005 were as follows:

(in thousand euros)	4th quarter			12 months		
	2006	2005	%	2006	2005	%
- France	92,648	92,935	*(0.3)%*	358,666	360,908	*(0.6)%*
- Spain	13,683	12,956	*5.6%*	53,099	52,005	*2.1%*
- Italy	15,285	15,423	*(0.9)%*	66,414	65,980	*0.7%*
- Germany	9,513	8,630	*10.2%*	40,279	39,462	*2.1%*
- United Kingdom	8,751	7,805	*12.1%*	33,216	28,932	*14.8%*
Major Western European countries	***139,880***	***137,749***	***1.5%***	***551,674***	***547,287***	***0.8%***
Other European countries	***43,696***	***37,796***	***15.6%***	***184,800***	***155,893***	***18.5%***
- Asia	13,116	10,565	*24.1%*	67,184	52,087	*29.0%*
- North America	99		*0.0%*	99		*0.0%*
- Other countries in the rest of the world	13,701	14,114	*(2.9)%*	57,919	51,847	*11.7%*
Rest of the world	***26,916***	***24,679***	***9.1%***	***125,202***	***103,934***	***20.5%***
Group Sales	**210,492**	**200,224**	**5.1%**	**861,676**	**807,114**	**6.8%**

- For the fourth quarter of 2006, sales generated in **Major Western European countries** amounted to €139.9 million, up 1.5% year-on-year (fourth quarter of 2005, €137.7 million). For the full year 2006, sales in Major Western European Countries reached €551.7 million, up 0.8% year-on-year (€547.3 million in 2005). The growth in volume (up €21.5 million, or +3.9%) mainly stemmed from the United Kindgom, Italy, Spain and France but was penalized by negative price impacts in Italy, Spain and France totalling €17.2 million. In France, negative price effects were mostly due to the impact of the first year of the Tenstaten® licence agreement granted to Recordati as described above, and to the Ginkor Fort® price reduction. In Germany, the strong 18.4% growth in drug sales year-on-year was almost offset by the 23.0% decline in drug-related sales.

- **In Other European countries,** sales for the fourth quarter of 2006 reached €43.7 million, up 15.6% year-on-year (fourth quarter 2005, €37.8 million). For the full year 2006, sales reached €184.8 million, up 18.5% year-on-year (€155.9 million in 2005). Other European countries confirmed their good performance (Central and Eastern Europe, Belgium, Greece, Scandinavia) despite negative price impacts in Poland, Romania, Belgium and Lithuania.

- **In the Rest of the World,** sales for the fourth quarter of 2006 reached €26.9 million, up 9.1% year-on-year (fourth quarter 2005, €24.7 million), indicating a slow down in sales in South America, notably in Brazil. For the full year 2006, sales reached €125.2 million, up 20.5% year-on-year (€103.9 million in 2005), driven by sales in China, Latin America, South Korea and Australia.

Share Buyback Programme

Following the decision made by Ipsen's Board of Directors on December 12, 2006 to put in place a stock options programme totalling 899,500 shares, of which 533,334 are stock options, and following the relevant authorisation granted by Ipsen's General Assembly on June 2, 2006, the Board of Directors decided on January 25, 2007, in order to cover these stock options, to allocate up to €21 million to Ipsen' share buyback programme, which was implemented on June 2, 2006. Furthermore, on 16 January 2006, the Company had already allocated €2.5 million to this programme in the framework of its liquidity contract.

END